FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2006

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







HSBC SECURITIES SERVICES ACQUIRES LIBERTY ERMITAGE
FUND ADMINISTRATION BUSINESS IN LUXEMBOURG

HSBC Securities Services (Luxembourg) S.A. ('HSSL'), a wholly owned subsidiary of HSBC Bank plc, has acquired the business of Liberty Ermitage (Luxembourg) S.A. ('LELSA'), the Luxembourg based fund administration business of Liberty Group. Under the agreement Liberty Group Jersey Holdings Limited will be paid over a three year period, subject to agreed thresholds and up to a maximum of EUR8 million.

LELSA currently employs 25 staff, administers over 20 funds and, at 31 July 2006, had assets under administration of more than US$4.5 billion.

HSSL is one of the largest administrators and custodians of alternative funds in Luxembourg. With 15 years' experience and in excess of US$35 billion in assets under administration as at 31 July 2006, the company offers a full range of fund administration and custody services to alternative and traditional fund clients.

The combined business of HSSL and LELSA will reach almost US$40 billion in assets under administration and will employ over 250 staff.

Germain Birgen, managing director and head of HSBC Securities Services in Luxembourg, said: "We are acquiring a highly experienced team that will help us meet the challenges of our rapidly growing business in Luxembourg. The acquisition cements our relationship with two key clients Liberty Group and Ermitage Group - which is one of the largest offshore alternative asset management operations in Europe."

Mark Hucker, Chief Operating Officer of Ermitage Group in Jersey, said: "To be successful in the fund services business requires a global presence and state-of-the-art technology. In this environment, and given our focus on building out our core fund management activities, we believe that the sale of LELSA to HSBC is an excellent option for staff, our fund managers and third party clients. This is an opportunity to strengthen the partnership Ermitage enjoys with HSBC."

Notes to editors:

1. HSBC Securities Services
HSBC Securities Services (HSS) is a division within Global Transaction Banking, part of the Corporate, Investment Banking and Markets business line of the HSBC Group. HSBC Securities Services provides comprehensive global, regional and domestic custody services as well as cash management; foreign exchange; securities lending; corporate trusteeship; issue and paying agency services; alternative investment funds; and trustee and depositary services. HSBC Securities Services also provides a full range of investment administration and performance consulting services to institutional and corporate clients worldwide. Assets under custody for HSS are US$3.88 trillion at 30 June 2006, making it one of the world's biggest securities services providers.

2. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

3. Ermitage Group
The Ermitage Group is one of the largest and fastest growing offshore alternative asset management operations in Europe, providing investment services for institutions, private banks and high net worth individuals. Following its first hedge fund investment in 1984, the Group's assets under management have grown to over US$2.6 billion, with headquarters in Jersey and operations in London. Ermitage's comprehensive service ranges from fund of hedge funds to managed accounts and bespoke solutions designed to meet more individual risk-return mandates. Ermitage also provides a leading edge and award winning private client service through its Global Wealth Management Services division. A cornerstone of the Group's service is a strong and continuous commitment to risk management and corporate governance.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  10 October, 2006